January 17, 2008


Mail-Stop 4561

Mr. Raul Santoro de Mattos Almeida
Banco Bilbao Vizcaya Argentaria, S.A.,
New York Branch
1345 Avenue of the Americas, 45th Floor
New York, New York 10105


Re:	Banco Bilbao Vizcaya Argentaria, S.A.
	Form F-4
	Filed January 17, 2008
	File No. 333-148659

Dear Mr. de Mattos Almeida:

	This is to advise you that we have reviewed only those portions of the above registration statement that relate to the legal opinion and have the following comments.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-4
Legal Opinion, Exhibit 5.1
1.	Revise to either delete the last paragraph of the legal
opinion
or revise to clearly indicate holders can rely on the Opinion.

      *			*			*			*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Any questions may be directed to Michael Clampitt at (202)
551-
3434 or to me at (202) 551-3698.





							Sincerely,



							Mark Webb
							Branch Chief
							Financial Services Group



CC:	Michael J. Willisch
	Davis Polk & Wardwell
	Marques de la Ensenada, 2
	28004 Madrid, Spain
	Phone (34) 91-702-2741
	Facsimile (44) 207-710-4884